
                                                                                                                  November 7, 2007
                                           Highlights of Consolidated Financial Results
                                                      for FY2008 Semi-Annual
                                            (April 1, 2007 through September 30, 2007)

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of
America)

                                                                                         (Billion yen; unless otherwise specified)
----------------------------------------------------------------------------------------------------------------------------------
                                 FY2007              FY2008                                                        FY2008 initial
                               semi-annual         semi-annual      % of change    FY2008 forecast         % of        forecast
                               (Apr. 2006          (Apr. 2007            from         (Apr. 2007          change     (Apr. 2007
                                 through             through            FY2007          through            from        through
                                Sep. 2006)          Sep. 2007)       semi-annual       Mar. 2008)         FY2007      Mar. 2008)
==================================================================================================================================
Vehicle sales                        4,145               4,301              3.8%            8,930          4.8%         8,890
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------------
Sales of Houses                      2,593               2,265            -12.6%            5,800         -0.1%
(Units)
----------------------------------------------------------------------------------------------------------------------------------
Net revenues                      11,471.8            13,012.2             13.4%         25,500.0          6.5%      25,000.0
----------------------------------------------------------------------------------------------------------------------------------
Operating income                   1,093.4             1,272.1             16.3%          2,300.0          2.7%       2,250.0
(Income ratio)                      (9.5%)              (9.8%)                             (9.0%)
----------------------------------------------------------------------------------------------------------------------------------
Income before income
taxes, minority interest
and equity in earnings of          1,166.1             1,362.2             16.8%          2,450.0          2.8%       2,400.0
affiliated companies
(Income ratio)                     (10.2%)             (10.5%)                             (9.6%)
----------------------------------------------------------------------------------------------------------------------------------
Net income                           777.2               942.4             21.3%          1,700.0          3.4%       1,650.0
(Income ratio)                      (6.8%)              (7.2%)                             (6.7%)
----------------------------------------------------------------------------------------------------------------------------------
Factors contributing to                           Operating income increased by
increases and decreases                                 178.7 billion yen
in operating income
                                                (Increase)
                                                Effects of changes in
                                                exchanges rates            150.0
                                                Marketing efforts          130.0
                                                Cost reduction efforts      50.0

                                                (Decrease)
                                                Increases in expenses    -151.3
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Exchange rates                    \115/US$                   \119/US$                        \115/US$                 \115/US$
                                  \146/Euro                  \162/Euro                       \159/Euro                \150/Euro
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                   671.8                       625.6                         1,500.0                 1,500.0
(excluding leased assets)
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Depreciation expenses                 455.2                       503.6                         1,020.0                 1,020.0
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R&D expenses                          393.2                       446.3                           940.0                   940.0
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Performance evaluation                             Increases in net revenues,
                                                    operating income, income
                                                  before income taxes, minority
                                                 interest and equity in earnings
                                                  of affiliated companies, and
                                                net income, all reached historic
                                                 highs for first half results.
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Number of employees                 295,992                     309,797
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

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.